UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date or earliest event reported) **February 18, 2003**

SOUTHWESTERN ENERGY COMPANY

(Exact name of registrant as specified in its charter)

Arkansas	**1-8246**	**71-0205415**
(State of incorporation	(Commission	(I.R.S. Employer
or organization)	File Number)	Identification No.)

2350 N. Sam Houston Pkwy E., Suite 300, Houston, Texas 77032
(Address of principal executive offices, including zip code)

(281) 618-4700
(Registrant's telephone number, including area code)

No Change
(Former name, former address and former fiscal year; if changed since last report)

Item 5.

Other Events

Southwestern Energy Company announced on February 18, 2003 that it intends to publicly offer and sell 5,500,000 newly issued shares of its common stock. Southwestern also expects to grant the underwriters of the offering an option to purchase up to 825,000 additional shares of common stock to cover over-allotments, if any. Proceeds from the offering will be used to accelerate the development drilling of the Company's Overton Field in East Texas. For additional information see exhibit 99.1.

Item 7.(c)

Exhibits

(99.1) Press release dated February 18, 2003, announcing Southwestern Energy Company's intention to offer common stock under shelf registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
Registrant

DATE: February 18, 2003   BY: /s/ GREG D. KERLEY
                                             Greg D. Kerley
                                             Executive Vice President
                                             and Chief Financial Officer

Exhibit Index

Exhibit No.   Description

(99.1)   (99.1) Press release dated February 18, 2003, announcing Southwestern Energy Company's intention to offer common stock under shelf registration statement.

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700 Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES INTENTION TO OFFER COMMON STOCK UNDER SHELF REGISTRATION STATEMENT

Houston, Texas – February 18, 2003...Southwestern Energy Company (NYSE: SWN) announced yesterday, February 17, that it intends to publicly offer and sell 5,500,000 newly issued shares of its common stock. Southwestern also expects to grant the underwriters of the offering an option to purchase up to 825,000 additional shares of common stock to cover over-allotments, if any. Proceeds from the offering will be used to accelerate the development drilling of the Company's Overton Field in East Texas.

The shares will be issued pursuant to a shelf registration statement that was previously filed and declared effective. RBC Capital Markets is acting as lead manager for the offering and Raymond James, Johnson Rice & Company L.L.C. and Hibernia Southcoast Capital are acting as co-managers. A copy of the preliminary prospectus supplement and the accompanying prospectus related to the offering can be obtained from RBC Capital Markets, Prospectus Department, 60 South Sixth Street, Minneapolis, MN 55402-4422 (phone requests – 621-371-2818; fax requests – 621-371-2837). These documents also have been filed with the Securities and Exchange Commission and will be available over the Internet at the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy shares of Southwestern common stock. An offering of shares of Southwestern common stock will be made only by means of a prospectus. The prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the Company can be found on the Internet at http://www.swn.com.

- MORE -

Contacts:	**Greg D. Kerley**	**Brad D. Sylvester, CFA**
	Executive Vice President	**Manager, Investor Relations**
	and Chief Financial Officer	**(281) 618-4897**
	(281) 618-4803	

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